UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 4 February 2009

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Appointment of Mr Johnson Njeke as Non-Executive Director and member of the Audit Committee of Sasol Limited

Sasol Limited – Appointment of Director
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

Appointment of Mr Johnson Njeke as Non-Executive Director and
member of the Audit Committee of Sasol

Sasol is pleased to announce the appointment of Mr Johnson Njeke
as a non-executive director and member of the Audit Committee
with effect from 4 February 2009.

Mr Njeke is the past chairman of the South African Institute of
Chartered Accountants and its Education Committee. He is the
managing director of Kagiso Trust Investments and serves on the
Boards of the Kagiso Group companies, ArcelorMittal (SA),
Metropolitan Holdings, N M Rothschild (SA), Resilient Property
Income Fund, MTN and the Council of the University of
Johannesburg.

He previously served as a member of the Katz Commission of
Inquiry into Taxation in South Africa, the General Committee of
the JSE Securities Exchange, the Audit Commission - Supervisory
Body of the Office of Auditor General, the Audit Committee of
National Treasury and the Editorial Board of "The Journal of
Accounting Research".

Mr Njeke obtained a B Com degree from the University of Fort Hare
and a B Compt (Hons) from Unisa. He qualified as a Chartered
Accountant in 1986. Two years later, he became a partner of
PricewaterhouseCoopers. He also holds a Higher Diploma in Tax
from the University of Johannesburg.

The Chairman of Sasol, Mrs Hixonia Nyasulu said: "On behalf of
our Board, I welcome Johnson as a non-executive Director and
member of our Audit Committee. He brings a wealth of experience
to Sasol, and we are delighted that he has accepted our
invitation to join our Board and Audit Committee."

4 February 2009
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 4 February 2009

By: /s/ N L Joubert
        Name: Nereus Louis Joubert
        Title: Company Secretary